                                   APPENDIX E
                             CLAIMS PROCEDURE ORDER

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                                   APPENDIX E
                             CLAIMS PROCEDURE ORDER

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

THE HONOURABLE MR.                          )          WEDNESDAY, THE 27th DAY
                                            )
JUSTICE FARLEY                              )                OF NOVEMBER, 2002

        IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC., AND NETCOM CANADA INC.

                                                                      APPLICANTS

                                      ORDER

     THIS MOTION made by the Applicants for an Order establishing a claims procedure under the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, as amended (the "CCAA"), was heard this day at 393 University Avenue, Toronto, Ontario.

     ON READING the Affidavit of Brock Robertson sworn November 21, 2002, and the Third Report of the Monitor, KPMG Inc., dated November 25, 2002, and on hearing the submissions of counsel for the Applicants, the Monitor, the Bondholders' Committee, the Indenture Trustee, 720 King West Inc. and Oxford Properties Inc. and AT&T Corp., no one appearing for the balance of the service list, although duly served with the motion record as appears from the affidavits of service of Cathy Rizzo, John Gillies, Magella Estabillo, Nancy McRoberts, Steven Hegedus, all sworn November 22, 2002, and Sarah Millar sworn November 26, 2002, filed.

SERVICE

1. THIS COURT ORDERS that the time for service of the Notice of Motion and the Motion Record herein is hereby abridged so that the motion is properly returnable today, and,


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further, that any requirement for service of the Notice of Motion and of the
Motion Record upon any interested party is hereby dispensed with.

CLAIMS PROCEDURE

2. THIS COURT ORDERS that the claims procedure attached as Schedule "A" hereto (the "Claims Procedure") and the Schedules substantially in the form attached thereto are hereby approved, and that this Order shall be referred to as the "Claims Procedure Order". Capitalized terms not otherwise defined in this Order shall have the meaning ascribed to them in the Claims Procedure.

3. THIS COURT ORDERS that all Claims of Affected Creditors for the purposes of voting on the Plan and receiving any distributions under the Plan shall be determined in the manner described in the Claims Procedure.

4. THIS COURT ORDERS that, for the purposes of this Order and the Claims Procedure, any amount denominated in a foreign currency shall be deemed to be converted to Canadian dollars at the Bank of Canada spot rate of exchange for exchanging such currency to Canadian dollars as at October 11, 2002.

5. THIS COURT ORDERS that the Honourable W. David Griffiths, Q.C., the Honourable Lloyd W. Houlden, Q.C., the Honourable Alvin B. Rosenberg, Q.C. and the Honourable Joseph W. O'Brien Q.C. are hereby appointed Claims Officers to arbitrate the Voting Claims and Distribution Claims of Affected Creditors in according with the Claims Procedure.

6. THIS COURT ORDERS that the decision of a Claims Officer in respect of a Voting Claim shall be final and binding on the Affected Creditor, the Monitor and the Applicants and there shall be no right of appeal or review or further recourse in respect of such decision.

7. THIS COURT ORDERS that an Affected Creditor of the Applicants may, within ten Calendar Days of notification of a Claims Officer's determination of the value of a claim for distribution purposes in the Plan, appeal such determination to this Honourable Court, which appeal shall be made returnable within ten Calendar Days of the filing of the notice of


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appeal, in default of which such determination shall, subject to further order of this Honourable Court, be final and binding upon the Applicants, the Monitor and the Affected Creditor.

8. THIS COURT ORDERS that the Claims Bar Date shall be 5:00 p.m. on December 23, 2002. An Affected Creditor that does not receive a Notice of Claim or does not file a Proof of Claim by the Claims Bar Date shall not be entitled to vote at any Affected Creditors' meeting or receive any distribution in accordance with the Plan, and such Claim shall be forever extinguished and barred.

9. THIS COURT ORDERS that, on or before December 3, 2002, the Monitor shall publish a notice of the Claims Bar Date substantially in the form attached as Schedule "5" to the Claims Procedure (the "Notice to Affected Creditors") for two Business Days in The Globe & Mail (National Edition), the National Post, La Presse and The Wall Street Journal.

AMENDMENTS TO THE INITIAL ORDER

10. THIS COURT ORDERS that the Amended and Restated Initial Order dated October 15, 2002 be amended as follows: by adding the following words to the beginning of paragraph 7(c): "Subject to the terms of any Plan or claims procedure approved by this Court".

GENERAL

11. THIS COURT ORDERS that this Order and any other Orders in these proceedings shall have full force and effect in all provinces and territories in Canada and abroad and as against all Persons whom they may otherwise be enforceable.

12. THIS COURT ORDERS AND REQUESTS the aid and recognition of any court or any judicial, regulatory or administrative body in any province or territory of Canada (including the assistance of any court in Canada pursuant to section 17 of the CCAA) and the Federal Court of Canada and any judicial, regulatory or administrative tribunal or other court or any judicial, regulatory or administrative body of the United States and the states or other subdivisions of the United States and of any other nation or state to act in aid of and to be complementary to this court in carrying out the terms of this Order.


ENTERED AT/INSCRIT A TORONTO
ON/BOOK NO:
LE/DANS LE REGISTRE NO:

NOV 28 2002                               /s/ [ILLEGIBLE]
                                         -------------------------
                                          Registrar

PER/PAR [ILLEGIBLE]

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                                  SCHEDULE "A"

                                                       COURT FILE NO. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

          IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

          AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER
          US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS

                                CLAIMS PROCEDURE
                      FOR VOTING AND DISTRIBUTION PURPOSES

The following sets out the Claims Procedure for voting and distribution purposes of AT&T Canada Inc. ("AT&T Canada"), AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc. and Netcom Canada Inc. (together or any one of them, the "AT&T Canada Companies").

Claims to be dealt with under this Claims Procedure are sought on a separate and consolidated basis as the AT&T Canada Companies could seek to deliver a plan of compromise or arrangement on a substantively consolidated basis.

A.   DEFINITIONS

1.   The following terms shall have the meanings ascribed:

     (a) "Affected Creditors" means (i) the Noteholders with respect to and to the extent of their Claims pursuant to the Notes, and (ii) Creditors with Affected Claims


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          against the AT&T Canada Companies, with respect to and to the extent of their Affected Claims.

     (b) "Affected Claims" means Claims against the AT&T Canada Companies, other than Intercompany Claims, whether or not asserted, which are:

           (i) capable of pursuit through or subject to any action or other proceeding for damages, an accounting, taxes or restitution (including, without limitation, any class action, proceedings before any administrative tribunal or complaints to any regulatory authority, other than any proceedings before the Canadian Radio-television and Telecommunications Commission) existing as of the Commencement Time, including, without limitation, those matters provided for in subparagraphs (ii) to
               (viii), and Claims which may be capable of pursuit through or subject to an action or other proceeding for damages, indemnity, an accounting, taxes or restitution based upon an event, act or omission, which occurred in whole or in part prior to the Commencement Time;

          (ii) based upon any Claim for damages, indemnity, an accounting, taxes, restitution or other relief resulting from any tort (intentional or unintentional), any breach of duty (whether statutory, legal, equitable or fiduciary in nature) or which result from the termination or non-performance or breach of any obligation in respect of the AT&T Canada Companies other than Claims of Ongoing Suppliers in such capacity and other than Claims of the respective directors and officers of the AT&T Canada Companies for indemnity pursuant to indemnities provided by the AT&T Canada Companies;

         (iii) Claims by Ongoing Suppliers (other than Claims with respect to amounts due and owing for the supply of goods, premises or services) to the extent that such Claims exceed the amounts which the AT&T Canada Companies are entitled to set off against such Claims;


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          (iv) Claims resulting from the termination, repudiation or disclaimer of any contract, lease or other arrangement pursuant to the Initial Order;

           (v) Claims arising out of allegations concerning the termination of employment other than:

               (1) Claims which proceed by way of labour arbitration pursuant to collective bargaining agreements between the AT&T Canada Companies and any of their employees, and

               (2) Claims for salary continuance payments and pension arrangements consistent with employee policies of the AT&T Canada Companies existing at the Commencement Time;

          (vi) Claims of Her Majesty the Queen in Right of Canada or of any Province or Territory or Municipality or any other taxation authority in any Canadian or foreign jurisdiction, including, without limitation, amounts which may arise or have arisen under any notice of assessment, notice of reassessment, notice of appeal, audit, investigation, demand or similar request from any taxation authority (collectively "Assessments") other than
               Claims:

               (1) as an Ongoing Supplier with respect to amounts due and owing for the supply of goods, premises and services;

               (2) for any amounts owing for municipal real property taxes upon, relating to and which give rise to a lien on any real property in which the AT&T Canada Companies retain a property interest as of the Commencement Time up to the value of the interest of the AT&T Canada Companies in the real property in respect of which the taxes are imposed and over which any such lien is imposed;


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               (3)  for any statutory liens or statutory deemed trust amounts required by law to be deducted or paid by the AT&T Canada Companies in respect of employees' wages including, without limitation, in respect of employment insurance, Canada Pension Plan, Quebec Pension Plan and income taxes, and for any other statutory liens or statutory deemed trust amounts arising under the Income Tax Act (Canada) or similar legislation in effect in any Province or Territory or foreign jurisdiction referred to in subsection 18.2(1) of the CCAA; and

               (4) for any amounts in respect of goods and services or other applicable sales taxes in connection with the sale of goods and services by the AT&T Canada Companies to their customers which the AT&T Canada Companies agree to pay in the ordinary course;

         (vii) any action or proceeding under the CBCA or under the NSCA based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time; or

        (viii) any action or other proceeding (including any class action or complaints to any regulatory authority, other than any proceedings before the Canadian Radio-television and Telecommunications Commission) based upon an event, act or omission which occurred in whole or in part prior to the Commencement Time in respect of any issued AT&T Canada securities (as defined in the CBCA) and options and warrants relating thereto.

     (c) "Business Day" means a day, other than Saturday, Sunday or a statutory holiday, on which banks are generally open for business in Toronto, in the Province of Ontario, Canada;

     (d) "Calendar Day" means a day, including Saturday, Sunday and any statutory holidays in the Province of Ontario, Canada;


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     (e)  "CBCA" means the CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c.
          C-44, as amended;

     (f) "CCAA" means the COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985, c. C-36, as amended;

     (g) "CCAA Proceedings" means the proceedings commenced by the AT&T Canada Companies in the Court at Toronto under Court File No. 02-CL-4715;

     (h) "Claim" means any right or claim of any Person against the AT&T Canada Companies, whether or not asserted, in connection with any indebtedness, liability or obligation of any kind of the AT&T Canada Companies, which indebtedness, liability or obligation is in existence or which is based on an event, act or omission which incurred in whole or in part prior to the Commencement Time, and any interest that may accrue thereon up to the Commencement Time for which there is an obligation to pay, and costs which such Person would be entitled to receive pursuant to the terms of any contract with such Person at law or in equity, by reason of the commission of a tort (intentional or unintentional), any breach of duty (including, without limitation, any legal, statutory, equitable or fiduciary duty), any right of ownership of or title to property or assets or to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise) against any property or assets, whether or not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present, future, known, or unknown, by guarantee, surety or otherwise, and whether or not such right is executory or anticipatory in nature, or any right or ability of any Person to advance a claim for contribution or indemnity or otherwise with respect to any matter, action, cause or chose in action, whether existing at present or commenced in the future, based in whole or in part on facts which existed prior to the Commencement Time, together with any other rights or claims that would have been claims provable in bankruptcy had the AT&T Canada Companies become bankrupt at the Commencement Time, together with any other rights or claims, whether or not asserted, arising after the Commencement Time in any way,


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          directly or indirectly related to any action taken or power exercised by the AT&T Canada Companies in the CCAA Proceedings;

     (i)  "Claims Bar Date" means 5:00 p.m. (Toronto time) on December 23, 2002;

     (j) "Claims Officer" means the Person or Persons to be designated by the Court in the Claims Procedure Order or otherwise to hear and resolve disputed Claims;

     (k) "Claims Procedure" means the claims procedure and schedules set out herein and as approved in the Claims Procedure Order, as may be amended from time to time;

     (l) "Claims Procedure Order" means an order or orders, as may be amended or varied, of the Court made in the CCAA Proceedings implementing this Claims Procedure;

     (m) "Claims Schedule" means a list of all Known Creditors prepared and updated from time to time by the AT&T Canada Companies, with the assistance of the Monitor, showing the name, last known address and last known facsimile number of each Known Creditor (except that where a Known Creditor is represented by counsel known by the AT&T Canada Companies, the address and facsimile number of such counsel shall be substituted for the last known address and last known facsimile number of the Known Creditor) and, to the extent possible, the amount of each Known Creditor's Claim which the AT&T Canada Companies are prepared to accept for voting and/or distribution purposes;

     (n)  "Commencement Time" means 12:01 a.m. (Toronto time) on October 15,
          2002;

     (o) "Court" means the Superior Court of Justice (Commercial List) in the Province of Ontario;

     (p) "Creditor" means any Person having a Claim against any one of the AT&T Canada Companies and may, where the context requires, include the assignee of a Claim or a trustee, interim receiver, receiver, receiver and manager, liquidator or other Person acting on behalf of or through such Person;


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     (q)  "Distribution Claim" means the amount of the Claim of an Affected
          Creditor as finally determined for final allowance and distribution purposes, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order and the CCAA;

     (r) "Indenture Trustees" means the indenture trustees acting in such capacity under the trust indentures governing the issue of Notes to the Noteholders;

     (s) "Initial CCAA Order" means the Order of the Court, as may be amended, extended, varied or restated, made in respect of the AT&T Canada Companies in the CCAA Proceedings on October 15, 2002;

     (t) "Intercompany Claims" means any Claims of the AT&T Canada Companies or any affiliates or subsidiaries, as defined in the CBCA, against one or more of the AT&T Canada Companies with respect to inter-corporate advances or any other matter;

     (u) "Known Creditor" means an Affected Creditor, other than in its capacity as a Noteholder, whose Claim is included on the Claims Schedule;

     (v) "Meeting" means the meeting of Affected Creditors called for the purpose of considering and voting in respect of a plan of arrangement or compromise proposed by the AT&T Canada Companies;

     (w) "Monitor" means KPMG Inc. in its capacity as Court-appointed monitor of the AT&T Canada Companies pursuant to the Initial Order;

     (x)  "Noteholder" means a beneficial holder of one or more Notes;

     (y)  "Notes" means the following series of public notes issued by AT&T
          Canada: (a) the US $250 million 12% senior notes due August, 2007, (b) the US $170 million 10.75% senior discount notes due November, 2007,
          (c) the US $970 million 9.95% senior discount notes due June, 2008,
          (d) the US $225 million 10.625% senior notes due November, 2008, (e) the Cdn. $150 million 7.15% senior notes due September, 2004, (f) the US $500 million 7.65% senior notes due September


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          2006, (g) the US $250 million 7.625% senior notes due March, 2005, and
          (h) the US $500 million 7.65% senior notes due September, 2006;

     (z) "Notice of Claim" means the notice referred to in paragraph 17 hereof, substantially in the form attached hereto as Schedule "1", advising each Known Creditor of the value ascribed by the AT&T Canada Companies for such Known Creditor's Affected Claim for voting and distribution purposes;

     (aa) "Notice of Dispute of Claim" means the notice referred to in paragraph 18 hereof, substantially in the form attached as Schedule "2" hereto, which may be delivered to the Monitor by an Affected Creditor disputing a Notice of Claim with reasons for its dispute;

     (bb) "Notice of Dispute of Revision or Disallowance" means the notice referred to in paragraph 26 hereof, substantially in the form attached as Schedule "4" hereto, which may be delivered to the Monitor by an Affected Creditor disputing a Notice of Revision or Disallowance with reasons for its dispute;

     (cc) "Notice of Revision or Disallowance" means the notice referred to in paragraph 26 hereof, substantially in the form of Schedule "3" advising an Affected Creditor that the AT&T Canada Companies have revised or rejected all or part of such Affected Creditor's Claim set out in its Proof of Claim or advising an Affected Creditor that the AT&T Canada Companies have revised or rejected all or part of such Affected Creditor's Claim as set out in the Notice of Dispute of Claim;

     (dd) "Notice to Affected Creditors" means the notice for publication by the Monitor as described in paragraph 20 hereof, substantially in the form attached hereto as Schedule "5";

     (ee) "NSCA" means the NOVA SCOTIA COMPANIES ACT, R.S.N.S. 1989, C. 81, as amended;

     (ff) "Ongoing Supplier" means a supplier of goods, premises or services to the AT&T Canada Companies from whom any of the AT&T Canada Companies has ordered or purchased goods, premises or services within the period of 90 days prior to the


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          Commencement Time and which will not be affected by the AT&T Canada
          Companies in the CCAA Proceedings pursuant to the provisions of the Initial CCAA Order;

     (gg) "Person" includes each and every person, firm, partnership, association, organization, corporation, trust, fund or entity wherever situate or domiciled and the Crown, municipalities or any other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government in Canada, the United States of America or elsewhere (collectively, "Persons" and, individually, "Person");

     (hh) "Proof of Claim" means the Proof of Claim referred to in paragraph 21 hereof to be filed by Unknown Creditors, substantially in the form attached hereto as Schedule "6";

     (ii) "Unaffected Claim" means Claims other than Affected Claims and includes Intercompany Claims;

     (jj) "Unaffected Creditors" means Creditors with Unaffected Claims, in respect of and to the extent of those Unaffected Claims;

     (kk) "Unknown Creditors" means Affected Creditors which are not Known Creditors; and

     (ll) "Voting Claim" means the amount of the Claim of an Affected Creditor as finally determined for voting at the meeting, in accordance with the provisions of the Claims Procedure, the Claims Procedure Order and the CCAA.

B.   GENERAL PROVISIONS

2. Copies of all Notices of Claim, Proofs of Claim, Notices of Dispute of Claim, Notices of Revision or Disallowance, Notices of Dispute of Revision or Disallowance and determinations of Claims by the Court (or the Claims Officer, as the case may be) shall be maintained by the Monitor and, subject to further order of the Court, all Affected


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     Creditors will be entitled to have access thereto by appointment during normal business hours on written request to the Monitor.

3. For the purposes of this Claims Procedure, all Claims of Affected Creditors which are denominated in a foreign currency shall be converted to Canadian dollars at the Bank of Canada spot rate of exchange for exchanging such currency to Canadian dollars at the close of business on the Business Day immediately preceding the Commencement Time. The US exchange rate on such date was 1.5869.

4. Interest and penalties that would otherwise accrue from and after the Commencement Time shall not be included in any Affected Claim but shall be released under a plan of compromise or arrangement of the AT&T Canada Companies. Amounts claimed in Assessments issued after the Commencement Time shall be subject to this Claims Procedure and there shall be no presumption of validity or deeming of the amount due in respect of the Claim set out in any Assessment where such Assessment was issued after the Commencement Time.

5. The AT&T Canada Companies and the Monitor are hereby authorized to use reasonable discretion as to adequacy of compliance with respect to the manner in which Proofs of Claim, Notices of Dispute of Claim, Notices of Revision or Disallowance and Notices of Dispute of Revision or Disallowance are completed and executed, and may, where they are satisfied that a Claim of an Affected Creditor has been adequately proven, waive strict compliance with the requirements of this Claims Procedure as to completion and execution of Proofs of Claim, Notices of Dispute of Claim, Notices of Revision or Disallowance and Notices of Dispute of Revision or Disallowance.

6. Any document to be sent pursuant to this Claims Procedure may be sent by e-mail, registered mail, overnight courier or facsimile transmission. An Affected Creditor and the Monitor shall be deemed to have received any document sent pursuant to this Claims Procedure on the earlier of one Business Day after such document is sent by e-mail, overnight courier or facsimile transmission or four days after such document is sent by registered mail.


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7.   Any document, copy of a document, notification or notice required to be provided or delivered to the AT&T Canada Companies under the Claims Procedure shall be so provided or delivered to the Monitor, Attention:
     Michael G. Stewart, Commerce Court West, Suite 3800, 199 Bay Street, Toronto, Ontario, M5L 1B2, fax number: 416-777-3364, email address: mgstewart@kpmg.ca

8. In the event that any provision of the Claims Procedure is amended by or is contrary to a provision of an Order of the Court made in the CCAA Proceedings, the provision of such Order shall have precedence over the provision of the Claims Procedure.

9. All references to time herein shall mean local time in Toronto, Ontario, Canada and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. (Toronto time) on such Business Day unless otherwise indicated herein.

10. References to the singular herein include the plural, the plural includes the singular and any gender includes the other gender.

11. Notwithstanding anything to the contrary contained herein, Intercompany Claims are not subject to this Claims Procedure and the AT&T Canada Companies and their affiliates and subsidiaries, as defined in the CBCA, shall not file or be required to file any Claims in respect of Intercompany Claims and they shall be Unaffected Creditors to the extent of such Intercompany Claims which shall be dealt with under the plan of compromise or arrangement to be submitted by the AT&T Canada Companies under the CCAA Proceedings.

12. Notwithstanding anything to the contrary herein, the AT&T Canada Companies may at any time refer a Claim for resolution to a Claims Officer or to the Court for voting or distribution purposes where in their view such a referral is preferable or necessary for the resolution of the valuation of the Claim.


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C.   SCHEDULES

13.  The following Schedules form part of this Claims Procedure:

     (a)  Schedule "1" - Notice of Claim

     (b)  Schedule "2" - Notice of Dispute of Claim

     (c)  Schedule "3" - Notice of Revision or Disallowance

     (d)  Schedule "4" - Notice of Dispute of Revision or Disallowance

     (e)  Schedule "5" - Notice to Affected Creditors (Publication)

     (f)  Schedule "6" - Proof of Claim

D.   CLAIMS PROCEDURE FOR NOTEHOLDERS FOR VOTING AND DISTRIBUTION PURPOSES

14. A Noteholder shall not be required to file a Proof of Claim in respect of the Notes held by it. AT&T Canada shall send to each of the Indenture Trustees in respect of the relevant series of Notes, with a copy to Canadian and U.S. counsel and the financial advisors to the Noteholders Committee, a notice stating the aggregate accrued amount owing under the relevant series of Notes up to the Commencement Time and the relevant Indenture Trustee shall confirm such amount to AT&T Canada within fifteen Calendar Days of receipt of the AT&T Canada notice. If confirmed by the relevant Indenture Trustee, or in the absence of any response from a relevant Indenture Trustee, such amount shall be deemed to be the aggregate of amounts owing to the Noteholders under such series of Notes for the purposes of voting and distribution. If an Indenture Trustee disputes or responds and indicates that it cannot confirm the amount under the relevant series of Notes, the amount outstanding as at the Commencement Time shall be determined by the Court or a Claims Officer.

15. The procedures governing each Noteholder entitled to vote at the Meeting shall be set by the Court pursuant to an order to be sought by the AT&T Canada Companies under


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     Section 4 of the CCAA. The distribution mechanism to the Noteholders shall be set out in the plan of arrangement or compromise to be submitted by the AT&T Canada Companies under the CCAA Proceedings.

E. CLAIMS PROCEDURE FOR AFFECTED CREDITORS OTHER THAN NOTEHOLDERS FOR VOTING PURPOSES

(i)  KNOWN CREDITORS

16. The AT&T Canada Companies shall, on or before November 28, 2002, provide the Claims Schedule to the Monitor.

17. The Monitor shall send, before 11:59 p.m. on November 29, 2002, to each of the Known Creditors to the address as shown on the Claims Schedule, a Notice of Claim and a blank Notice of Dispute of Claim, together with a copy of the Claims Procedure and the Initial Order.

18. If an Affected Creditor disputes the amount of the Claim set out in the Notice of Claim, the Affected Creditor shall deliver to the Monitor a Notice of Dispute of Claim which must be received by the Monitor by no later than the Claims Bar Date, being December 23, 2002, and shall specify therein whether it disputes the Claim for either voting or distribution purposes. The Monitor shall forthwith provide a copy of the Notice of Dispute of Claim to the AT&T Canada Companies. Where a Known Creditor does not deliver to the Monitor by the Claims Bar Date a completed Notice of Dispute of Claim disputing the value attributed to its Claim for either voting or distribution purposes, then such Known Creditor shall be deemed to have accepted for voting and distribution purposes the valuation of the Known Creditor's Claim as set out in the Notice of Claim, which Known Creditor's Claim shall be treated as both a Voting Claim and a Distribution Claim. An Affected Creditor may accept a Claim for voting purposes as set out in the Notice of Claim and dispute the Claim for distribution purposes in such Affected Creditor's Notice of Dispute of Claim provided that it does so by the date required. Except as otherwise provided herein, a determination of a Voting Claim does not affect in any way the process to determine a Distribution Claim.

19. Where an Affected Claim is advanced as a counterclaim in litigation commenced by the AT&T Canada Companies then the valuation of such Affected Claim shall be the value of the final judgment in favour of the plaintiff by counterclaim, if any, net of any setoff as may be applicable in favour of the AT&T Companies, as determined by a Claims Officer or the Court hereunder.

(ii) UNKNOWN CREDITORS

20. Commencing on or before December 3, 2002, the Monitor shall publish the Notice to Affected Creditors, for two Business Days in The Globe & Mail (National Edition), the National Post, La Presse and The Wall Street Journal.

21. The Monitor shall send a Proof of Claim, together with a copy of the Claims Procedure and the Initial Order, to any Affected Creditor who requests these documents. Such Affected Creditor must return a completed Proof of Claim to the Monitor by no later than the Claims Bar Date. The Monitor shall forthwith provide a copy of such Proof of Claim to the AT&T Canada Companies.

22. Any Unknown Creditor that does not file a Proof of Claim by the Claims Bar Date shall not be entitled to attend or vote at any Creditors' meeting and shall not be entitled to receive any distribution and its Claim shall be forever extinguished and barred.

(iii) UNAFFECTED CREDITORS

23. Unaffected Creditors shall not participate in the Claims Procedure in respect of their Unaffected Claims.

24. In the event that Unaffected Creditors contact the Monitor or the AT&T Canada Companies by filing a Proof of Claim or otherwise, the Monitor or the AT&T Canada Companies, as the case may be, shall advise such Creditors that the AT&T Canada Companies have determined that they are Unaffected Creditors in respect of their Unaffected Claims, and that they will not be entitled to vote on or receive a distribution under any plan of compromise or arrangement in respect of their Unaffected Claims, but rather that their Unaffected Claims will be dealt with in the ordinary course of business.

(iv) ADJUDICATION OF VOTING CLAIMS

25. The AT&T Canada Companies, with the assistance of the Monitor, shall review all Notices of Dispute of Claim and all Proofs of Claim received by the Claims Bar Date and shall accept, revise or reject the amount of each Claim set out therein for voting purposes. The Monitor shall by no later than 11:59 p.m. on January 3, 2003, notify each Affected Creditor who has delivered a Notice of Dispute of Claim or a Proof of Claim as to whether such Affected Creditor's Claim as set out therein has been revised or rejected for voting purposes only, and the reasons therefor, by sending a Notice of Revision or Disallowance. Where the AT&T Canada Companies, with the assistance of the Monitor, determine not to send by such date a Notice of Revision or Disallowance to an Affected Creditor, the AT&T Canada Companies shall be deemed to have accepted such Affected Creditor's Claim in the amount set out in that Affected Creditor's Notice of Dispute of Claim or the Proof of Claim as a Voting Claim for voting purposes only, which shall be deemed to be that Affected Creditor's Voting Claim.

26. Any Affected Creditor who intends to dispute a Notice of Revision or Disallowance shall, by no later than 5:00 p.m. on January 15, 2003 deliver a Notice of Dispute of Revision or Disallowance to the Monitor in order to have the value of such Affected Creditor's Voting Claim determined by the Court or the Claims Officer. The Monitor shall forthwith provide a copy of the Notice of Dispute of Revision or Disallowance to the AT&T Canada Companies.

F.   RESOLUTION OF DISPUTED VOTING CLAIMS

27. Where an Affected Creditor that receives a Notice of Revision or Disallowance does not file a Notice of Dispute of Revision or Disallowance by the date required, the value of such Affected Creditor's Voting Claim shall be deemed to be as set out in the Notice of Revision or Disallowance.

28. The AT&T Canada Companies, with the assistance of the Monitor, shall attempt to resolve any dispute as to the value of an Affected Creditor's Voting Claim by no later than 5:00 p.m. on January 17, 2003. In the event that the AT&T Canada Companies, with the assistance of the Monitor, are unable to resolve the dispute with the Affected Creditor, the AT&T Canada Companies, shall so notify the Court or the Claims Officer, as the case may be, the Monitor and the Affected Creditor. The decision as to whether the Affected Creditor's Voting Claim should be adjudicated by the Court or the Claims Officer shall be in the sole discretion of the AT&T Canada Companies. Thereafter, the Court or the Claims Officer, as the case may be, shall resolve the dispute between the AT&T Canada Companies and such Affected Creditor, and in any event, the Court or the Claims Officer shall, by no later than 5:00 p.m. on January 22, 2003, notify the AT&T Canada Companies, such Affected Creditor and the Monitor of the Court or the Claims Officer's determination of the value of the Affected Creditor's Voting Claim. Such determination of the value of the Voting Claim by the Court or the Claims Officer shall be deemed to be the Affected Creditor's Voting Claim for voting purposes.

29. The Court or the Claims Officer, as the case may be, shall determine the manner, if any, in which evidence may be brought before the Court or the Claims Officer by the parties as well as any other procedural matters which may arise in respect of his or her determination of an Affected Creditor's Voting Claim. The resolution shall be on an expedited basis and the determination of the value by the Court or the Claims Officer for voting purposes shall not prohibit an Affected Creditor from a further hearing under paragraphs 35 and 36 hereof with respect to the value of such Affected Creditor's Distribution Claim.

30. The decision of the Court or Claims Officer, as the case may be, in determining the value of an Affected Creditor's Voting Claim shall be final and binding on the Affected Creditor, the Monitor and the AT&T Canada Companies for voting purposes only and not for distribution purposes and there shall be no right of appeal or recourse from a Claims Officer's decision.

31. Where the value of an Affected Creditor's Voting Claim has not been finally determined by the Court or the Claims Officer by the date on which a vote is held, the AT&T Canada Companies shall either:

     (a) accept the Affected Creditor's determination of the value of the Voting Claim only for the purposes of voting and conduct the vote of the Affected Creditors on that basis subject to a final determination of such Affected Creditor's Voting Claim, and in such case the Monitor shall record separately the value of such Affected Creditor's Claim;

     (b) adjourn the Meeting until a final determination of the Voting Claim is made; or

     (c)  deal with the matter as the Court may otherwise direct.

G. CLAIMS PROCEDURE FOR AFFECTED CREDITORS OTHER THAN NOTEHOLDERS FOR DISTRIBUTION PURPOSES

(i)  ADJUDICATION OF DISTRIBUTION CLAIMS

32. The AT&T Canada Companies, with the assistance of the Monitor, shall review and consider all Claims of Affected Creditors for which Notices of Dispute of Claim were filed for distribution purposes, and all Proofs of Claim filed in accordance with this Claims Procedure, in order to determine the Distribution Claims. The Monitor shall by no later than 11:59 p.m. on February 11, 2003, notify each Affected Creditor who filed a Notice of Dispute of Claim for distribution purposes or a Proof of Claim as to whether such Affected Creditor's Claim as set out therein has been revised or rejected for distribution purposes, and the reasons therefore, by delivery of a Notice of Revision or Disallowance. Where the Monitor does not send by such date a Notice of Revision or Disallowance to an Affected Creditor, the AT&T Canada Companies and the Monitor shall be deemed to have accepted the amount of such Affected Creditor's Claim as set out in such Affected Creditor's Notice of Dispute of Claim or in the Proof of Claim as such Affected Creditor's Distribution Claim.

33. Any Affected Creditor who intends to dispute a Notice of Revision or Disallowance for distribution purposes shall no later than 5:00 p.m. on March 7, 2003, deliver a Notice of Dispute of Revision or Disallowance. The Monitor shall forthwith provide a copy of the Notice of Dispute of Revision or Disallowance to the AT&T Canada Companies.

34. Where an Affected Creditor that receives a Notice of Revision or Disallowance does not file a Notice of Dispute of Revision or Disallowance by the date required, the value of such Affected Creditor's Distribution Claim shall be deemed to be as set out in the Notice of Revision or Disallowance and the Affected Creditor will be barred from disputing or appealing same.

(ii) RESOLUTION OF DISPUTED DISTRIBUTION CLAIMS

35. Upon Receipt of a Notice of Dispute of Revision or Disallowance, the AT&T Canada Companies shall, with the assistance of the Monitor, attempt to resolve the dispute with the Affected Creditor on or before March 21, 2003. In the event that the AT&T Canada Companies are unable to resolve the dispute by such date, they shall so notify the Claims Officer, the Monitor and the Affected Creditor.

36. Upon receiving notice that the AT&T Canada Companies are unable, with the assistance of the Monitor, to resolve a dispute with an Affected Creditor regarding any Distribution Claim, the Claims Officer shall resolve the dispute between the AT&T Canada Companies and such Affected Creditor, and shall, by no later than 5:00 p.m. on May 1, 2003, notify the AT&T Canada Companies, such Affected Creditor, and the Monitor of the Claims Officer's determination of the value of the Affected Creditor's Distribution Claim.

37. Subject to the direction of the Court, the Claims Officer shall determine the manner, if any, in which evidence may be brought before the Claims Officer by the parties, as well as any other procedural matters which may arise in respect of the Claims Officer's determination of an Affected Creditor's Distribution Claim.

38. Either an Affected Creditor or the AT&T Canada Companies may, within ten Calendar Days of notification of the Claims Officer's determination of the value of an Affected Creditor's Distribution Claim, appeal such determination to the Court, making the appeal returnable within ten Calendar Days of the filing of the notice of appeal.

39. If neither party appeals the determination of value of a Distribution Claim by the Claims Officer within the time set out above, the decision of the Claims Officer in determining the value of an Affected Creditor's Distribution Claim shall be final and binding upon the AT&T Canada Companies, the Monitor and the Affected Creditor for distribution purposes and there shall be no further right of appeal, review or recourse to the Court from the Claims Officer's final determination of a Distribution Claim.

                                  SCHEDULE "1"

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

        IN THE MATTER OF THE COMPANIES' CREDITORS
        ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS

--------------------------------------------------------------------------------

                                 NOTICE OF CLAIM
                      FOR VOTING AND DISTRIBUTION PURPOSES

--------------------------------------------------------------------------------

TO:  [INSERT NAME AND ADDRESS OF CREDITOR]

This notice is issued pursuant to the Claims Procedure for AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc. and Netcom Canada Inc. (collectively or any one of them, the "AT&T Canada Companies") approved by the Order of the Honourable Mr. Justice Farley granted November 27, 2002, in the CCAA Proceedings. Capitalized terms used herein are as defined in the Claims Procedure unless otherwise noted. A copy of the Claims Procedure is attached.

The Claims Schedule prepared by the AT&T Canada Companies sets your Claim to be as follows:

                                                       AMOUNT OF CLAIM

          AT&T Canada Inc.                   $
                                              ----------------------------------

          AT&T Canada Corp.                  $
                                              ----------------------------------

          AT&T Canada Telecom
          Services Company                   $
                                              ----------------------------------

          AT&T Canada Fibre Company          $
                                              ----------------------------------

          Metronet Fiber US Inc.             $
                                              ----------------------------------

          Metronet Fiber Washington
          Inc.                               $
                                              ----------------------------------

          Netcom Canada Inc.                 $
                                              ----------------------------------

          TOTAL (Consolidated)               $
                                              ----------------------------------



If you agree that the foregoing amount accurately reflects your Claim, you are not required to respond to this Notice of Claim. If you disagree with the amount of your Claim as set out herein, for either voting and/or distribution purposes, you must deliver a Notice of Dispute of Claim to KPMG Inc. in its capacity as Monitor, by no later than 5:00 P.M. ON DECEMBER 23, 2002 (the "Claims Bar Date").

You may accept the Claim as set out in this Notice of Claim for voting purposes without prejudice to your rights to dispute the Claim for distribution purposes. IF YOU FAIL TO DELIVER A NOTICE OF DISPUTE OF CLAIM for voting and/or distribution purposes by the Claims Bar Date, then you shall be deemed to have accepted your Claim as set out in this Notice of Claim and your Claim as set out in this Notice of Claim shall be deemed to be both your Voting Claim and Distribution Claim.

DATED at Toronto, this _______ day of     o     , 2002.

KPMG Inc.
In its capacity as Monitor of
AT&T Canada Inc., AT&T Canada Corp.,
AT&T Canada Telecom Services Company,
AT&T Canada Fibre Company, Metronet Fiber US Inc.,
Metronet Fiber Washington Inc. and Netcom Canada Inc.
Commerce Court West
Suite 3300, 199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Michael G. Stewart

Tel: (416) 777-3947
Fax: (416) 777-3364

                                  SCHEDULE "2"

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

        IN THE MATTER OF THE COMPANIES' CREDITORS
        ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS


--------------------------------------------------------------------------------

                           NOTICE OF DISPUTE OF CLAIM
                     FOR VOTING AND/OR DISTRIBUTION PURPOSES

--------------------------------------------------------------------------------

A.   PARTICULARS OF CREDITOR:

     (1)  Full Legal Name of Creditor:      ____________________________________

     (2)  Full Mailing Address of Creditor: ____________________________________

                                            ____________________________________

                                            ____________________________________

                                            ____________________________________

     (3)  Telephone Number of Creditor:     ____________________________________

     (4)  Facsimile Number of Creditor:     ____________________________________

     (5)  E-mail Address of Creditor:       ____________________________________

     (6)  Attention (Contact Person):       ____________________________________

B.   PARTICULARS OF ORIGINAL CREDITOR FROM WHOM YOU ACQUIRED CLAIM, IF
     APPLICABLE:

     (1)  Have you acquired this Claim by assignment?       Yes / /  No / /
          (if yes, attach documents evidencing assignment)

     (2)  Full Legal Name of original creditor(s): _____________________________

C.   DISPUTE OF VALUATION OF CLAIM FOR VOTING AND/OR DISTRIBUTION PURPOSES:

     (CLAIMS IN FOREIGN CURRENCY ARE TO BE CONVERTED TO CANADIAN DOLLARS AT THE BANK OF CANADA CLOSING RATE OF EXCHANGE AS AT OCTOBER 11, 2002. U.S. EXCHANGE RATE CONVERSION ON SUCH DATE WAS 1.5869.)

     We hereby disagree with the value of our Claim as set out in the Notice of Claim dated __________ , as set out below:

                                      CLAIM PER
                                   NOTICE OF CLAIM             DISPUTED FOR                   CLAIM PER CREDITOR
                               -------------------------  -------------------------    --------------------------------
                                 VOTING    DISTRIBUTION     VOTING    DISTRIBUTION         VOTING        DISTRIBUTION
                               ---------- --------------  ---------- --------------    --------------- ----------------
 AT&T Canada Inc.              $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 AT&T Canada Corp.             $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 AT&T Canada Telecom Services
 Company                       $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 AT&T Canada Fibre Company     $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 Metronet Fiber US Inc.        $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 Metronet Fiber Washington Inc.$          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 Netcom Canada Inc.            $          $                  / /          / /          $               $
                               ---------- --------------                               --------------- -----------------

 TOTAL (Consolidated)          $          $                                            $               $
                               ---------- --------------                               --------------- -----------------


D.   REASONS FOR DISPUTE:

     (PROVIDE FULL PARTICULARS OF THE CLAIM AND SUPPORTING DOCUMENTATION, INCLUDING AMOUNT, DESCRIPTION OF TRANSACTION(S) OR AGREEMENT(S) GIVING RISE TO THE CLAIM, NAME OF ANY GUARANTOR(S) WHICH HAS GUARANTEED THE CLAIM, AND AMOUNT OF CLAIM ALLOCATED THERETO, DATE AND NUMBER OF ALL INVOICES, PARTICULARS OF ALL CREDITS, DISCOUNTS, ETC. CLAIMED.)

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

    ___________________________________________________________________________

This Notice of Dispute of Claim must be returned to and received by the Monitor by no later than 5:00 P.M. (TORONTO TIME) ON DECEMBER 23, 2002, the Claims Bar Date, at the following address or facsimile:

KPMG Inc.
In its capacity as Monitor of
AT&T Canada Inc., AT&T Canada Corp.,
AT&T Canada Telecom Services Company,
AT&T Canada Fibre Company, Metronet Fiber US Inc.,
Metronet Fiber Washington Inc. and Netcom Canada Inc.
Commerce Court West
Suite 3300, 199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Michael G. Stewart

Tel: (416) 777-3947
Fax: (416) 777-3364

                                  SCHEDULE "3"

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

        IN THE MATTER OF THE COMPANIES' CREDITORS
        ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS

--------------------------------------------------------------------------------

                       NOTICE OF REVISION OR DISALLOWANCE
                     FOR VOTING AND/OR DISTRIBUTION PURPOSES

--------------------------------------------------------------------------------

TO:  [INSERT NAME AND ADDRESS OF CREDITOR]

The AT&T Canada Companies have reviewed your:

/ /  Notice of Dispute of Claim

/ /  Proof of Claim

dated _________ , 2002, and have revised or rejected your claim for the following reasons:


________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________




________________________________________________________________________________

Subject to further dispute by you in accordance with the provisions of the Claims Procedure, your Claim will be allowed as follows:

                                          CLAIM PER
                                      NOTICE OF DISPUTE\        REVISED OR REJECTED            ALLOWED AS REVISED
                                        PROOF OF CLAIM                  FOR                           FOR
                                  --------------------------   -----------------------   -------------------------------
                                  VOTING        DISTRIBUTION   VOTING     DISTRIBUTION    VOTING       DISTRIBUTION
                                  ------        ------------   ------     ------------   -----------   -----------------

 AT&T Canada Inc.                 $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 AT&T Canada Corp.                $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 AT&T Canada Telecom Services
 Company                          $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 AT&T Canada Fibre Company        $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 Metronet Fiber US Inc.           $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 Metronet Fiber Washington Inc.   $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 Netcom Canada Inc.               $             $               / /           / /        $             $
                                  ------------  -------------                            ------------- -----------------

 TOTAL (Consolidated)             $             $                                        $             $
                                  ------------  -------------                            ------------- -----------------

If you intend to dispute this Notice of Revision or Disallowance, you must, no later than 5:00 P.M. (TORONTO TIME) ON JANUARY 15, 2003, notify the Monitor of such intent by delivery of a Notice of Dispute of Revision or Disallowance in accordance with the Claims Procedure at the following address or facsimile:

KPMG Inc.
In its capacity as Monitor of
AT&T Canada Inc., AT&T Canada Corp.,
AT&T Canada Telecom Services Company,
AT&T Canada Fibre Company, Metronet Fiber US Inc.,
Metronet Fiber Washington Inc., and Netcom Canada Inc.
Commerce Court West
Suite 3300, 199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Michael G. Stewart

Tel: (416) 777-3947
Fax: (416) 777-3364

If you do not deliver a Notice of Dispute of Revision or Disallowance, the value of your Claim and Post-Filing Claim shall be deemed to be as set out in this Notice of Revision or Disallowance.

DATED at Toronto, this ___________ day of __________________ , 2002.


___________________________________


___________________________________

                                  SCHEDULE "4"

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

        IN THE MATTER OF THE COMPANIES' CREDITORS
        ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS

--------------------------------------------------------------------------------

                  NOTICE OF DISPUTE OF REVISION OR DISALLOWANCE
                     FOR VOTING AND/OR DISTRIBUTION PURPOSES

--------------------------------------------------------------------------------

A.   PARTICULARS OF CREDITOR:

     (1)  Full Legal Name of Creditor:      ____________________________________

     (2)  Full Mailing Address of Creditor: ____________________________________

                                            ____________________________________

                                            ____________________________________

                                            ____________________________________

     (3)  Telephone Number of Creditor:     ____________________________________

     (4)  Facsimile Number of Creditor:     ____________________________________

     (5)  E-mail Address of Creditor:       ____________________________________

     (6)  Attention (Contact Person):       ____________________________________

B.   PARTICULARS OF ORIGINAL CREDITOR FROM WHOM YOU ACQUIRED CLAIM, IF
     APPLICABLE:

     (1)  Have you acquired this Claim by assignment?       Yes / /  No / /
          (if yes, attach documents evidencing assignment)

     (2)  Full Legal Name of original creditor(s): _____________________________

C.   DISPUTE OF REVISION OR DISALLOWANCE OF CLAIM FOR VOTING AND/OR DISTRIBUTION
     PURPOSES:

     (CLAIMS IN FOREIGN CURRENCY ARE TO BE CONVERTED TO CANADIAN DOLLARS AT THE BANK OF CANADA CLOSING RATE OF EXCHANGE AS AT OCTOBER 11, 2002. U.S. EXCHANGE RATE CONVERSION ON SUCH DATE WAS 1.5869.)

     We hereby disagree with the value of our Claim as set out in the Notice of Revision or Disallowance dated __________________, as set out below:

                                            CLAIM PER
                                     NOTICE OF REVISION OR
                                          DISALLOWANCE                  DISPUTED FOR              CLAIM PER CREDITOR
                                  ---------------------------     ------------------------    ------------------------------
                                  VOTING         DISTRIBUTION     VOTING     DISTRIBUTION     VOTING      DISTRIBUTION
                                  ------         ------------     ------     -------------    ------      ------------------
 AT&T Canada Inc.                 $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 AT&T Canada Corp.                $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 AT&T Canada Telecom Services
 Company                          $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------


 AT&T Canada Fiber Company        $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 Metronet Fiber US Inc.           $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 Metronet Fiber Washington Inc.   $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 Netcom Canada Inc.               $              $                 / /           / /          $             $
                                  -------------- ---------------                              ------------- ----------------

 TOTAL (Consolidated)             $              $                                            $             $
                                  -------------- ---------------                              ------------- ----------------

D.   REASONS FOR DISPUTE:

     (PROVIDE FULL PARTICULARS OF THE CLAIM AND SUPPORTING DOCUMENTATION, INCLUDING AMOUNT, DESCRIPTION OF TRANSACTION(S) OR AGREEMENT(S) GIVING RISE TO THE CLAIM, NAME OF ANY GUARANTOR(S) WHICH HAS GUARANTEED THE CLAIM, AND AMOUNT OF CLAIM ALLOCATED THERETO, DATE AND NUMBER OF ALL INVOICES, PARTICULARS OF ALL CREDITS, DISCOUNTS, ETC. CLAIMED.)

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

     ___________________________________________________________________________

This Notice of Dispute of Revision or Disallowance must be returned to and received by the Monitor by no later than 5:00 P.M. (TORONTO TIME) ON JANUARY 15, 2003, at the following address or facsimile:

KPMG Inc.
In its capacity as Monitor of
AT&T Canada Inc., AT&T Canada Corp.,
AT&T Canada Telecom Services Company,
AT&T Canada Fibre Company, Metronet Fiber US Inc.,
Metronet Fiber Washington Inc. and Netcom Canada Inc.
Commerce Court West
Suite 3300, 199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Michael G. Stewart

Tel: (416) 777-3947
Fax: (416) 777-3364

                                  SCHEDULE "5"

      NOTICE TO AFFECTED CREDITORS OF AT&T CANADA INC., AT&T CANADA CORP.,
        AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

RE: NOTICE OF CLAIMS BAR DATE IN COMPANIES' CREDITORS ARRANGEMENT ACT ("CCAA") PROCEEDINGS

     NOTICE IS HEREBY GIVEN that pursuant to an Order of the Ontario Superior Court of Justice made November 27, 2002 (the "Order"), a claims procedure was approved for the determination of all claims, to be affected under the CCAA Proceedings against AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc. and Netcom Canada Inc. (collectively, the "AT&T Canada Companies").

     PLEASE TAKE NOTICE that the Claims Procedure approved by the Order applies only to Claims of Affected Creditors described in the Claims Procedure. No other claims are being compromised. A copy of the Claims Procedure can be found at the following website: www.oslerattcanada.com.

     THE CLAIMS BAR DATE is 5:00 P.M. (TORONTO TIME) ON DECEMBER 23 , 2002. Any creditor who has not received a Notice of Claim who is an Affected Creditor under the Claims Procedure, other than a Noteholder, must contact KPMG Inc., Court-Appointed Monitor of the AT&T Canada Companies, in order to obtain a Proof of Claim. Proofs of Claim must be filed with the Monitor on or before the Claims Bar Date.

HOLDERS OF CLAIMS who have not received a Notice of Claim and who do not file a Proof of Claim by the Claims Bar Date shall not be entitled to vote at any meeting of creditors regarding any plan of compromise or arrangement proposed by the AT&T Canada Companies or participate in any distribution under such plan.

CREDITORS REQUIRING INFORMATION or claim documentation may contact KPMG Inc., Court-Appointed Monitor, Commerce Court West, Suite 3300, 199 Bay Street, Toronto, Ontario, M5L 1B2, Attention: Michael G Stewart, Tel: (416) 777-3947,
Fax: (416) 777-3364.

       AVIS AUX CREANCIERS TOUCHES DE AT&T CANADA INC., AT&T CANADA CORP.,
        AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. ET NETCOM CANADA INC.

OBJET : AVIS DE LA DATE DE PRESCRIPTION DES RECLAMATIONS DANS LE CADRE DE
        PROCEDURES ENTAMEES EN VERTU DE LA LOI SUR LES ARRANGEMENTS AVEC LES CREANCIERS DES COMPAGNIES (LA "LACC")

     AVIS EST PAR LES PRESENTES DONNE qu'aux termes d'une ordonnance de la Cour superieure de justice de l'Ontario rendue le 27 novembre 2002 (l'"ordonnance"), une procedure de reclamation a ete approuvee afin d'etablir toutes les reclamations visees par les procedures entamees en vertu de la LACC contre AT&T Canada Inc., AT&T Canada Corp., AT&T Canada Telecom Services Company, AT&T Canada Fibre Company, Metronet Fiber US Inc., Metronet Fiber Washington Inc. et Netcom Canada Inc. (collectivement, les "societes d'AT&T Canada").

     PRENEZ AVIS que la procedure de reclamation approuvee en vertu de l'ordonnance ne s'applique qu'aux reclamations des creanciers touches decrites dans la procedure de reclamation. Aucune autre reclamation ne fera l'objet d'une transaction. On trouvera une copie de la procedure de reclamation a l'adresse Web suivante : www.oslerattcanada.com.

     LA DATE DE PRESCRIPTION DES RECLAMATIONS est 17 H (HEURE DE TORONTO) LE 23 DECEMBRE 2002. Les creanciers qui n'ont pas recu d'avis de reclamation et qui sont des creanciers touches aux termes de la procedure de reclamation, a l'exception d'un porteur de billets, doivent communiquer avec KPMG Inc., controleur nomme par la Cour a l'egard des societes d'AT&T Canada, afin d'obtenir un formulaire de preuve de reclamation. Les preuves de reclamation doivent etre deposees aupres du controleur au plus tard a la date de prescription des reclamations.

     LES TITULAIRES DE RECLAMATIONS qui n'ont pas recu d'avis de reclamation et qui n'ont pas depose une preuve de reclamation a la date de prescription des reclamations n'auront pas le droit de voter a une assemblee des creanciers a l'egard d'un plan de transaction ou d'arrangement propose par les societes d'AT&T Canada et ils ne pourront prendre part a aucune distribution aux termes d'un tel plan.

     LES CREANCIERS QUI SOUHAITENT OBTENIR PLUS DE RENSEIGNEMENTS ou de la documentation relative aux reclamations peuvent communiquer avec KPMG Inc., controleur nomme par la Cour, a Commerce Court West, Suite 3300, 199 Bay Street, Toronto (Ontario) M5L 1B2 a l'attention de : Michael G. Stewart, tel. :
(416) 777-3947, telec. : (416) 777-3364.

     Pour les fins du present avis, les termes suivants ont le sens qui est devolu a leur contrepartie anglaise dans l'ordonnance ou la procedure de reclamation susmentionnes : reclamations (Claims); Creanciers Touches (Affected Creditors); avis de reclamation (Notice of Claim); porteur de billets (Noteholder); formulaire de preuve de reclamation (Proof of Claim); avis de reclamation (Notice of Claim).

                                  SCHEDULE "6"

                                                       Court File No. 02-CL-4715

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE
                                 COMMERCIAL LIST

        IN THE MATTER OF THE COMPANIES' CREDITORS
        ARRANGEMENT ACT, R.S.C. 1985, c. C-36, AS AMENDED

        AND IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

                                                                      APPLICANTS

--------------------------------------------------------------------------------

                                 PROOF OF CLAIM
                             VOTING AND DISTRIBUTION

--------------------------------------------------------------------------------

A.   PARTICULARS OF CREDITOR:

     (1)  Full Legal Name of Creditor:      ____________________________________

     (2)  Full Mailing Address of Creditor: ____________________________________

                                            ____________________________________

                                            ____________________________________

                                            ____________________________________

     (3)  Telephone Number of Creditor:     ____________________________________

     (4)  Facsimile Number of Creditor:     ____________________________________

     (5)  E-mail Address of Creditor:       ____________________________________

     (6)  Attention (Contact Person):       ____________________________________

B.   PARTICULARS OF ORIGINAL CREDITOR FROM WHOM YOU ACQUIRED CLAIM, IF
     APPLICABLE:

     (1)  Have you acquired this Claim by assignment?
          Yes / /       No / /

          (if yes, attach documents evidencing assignment)

     (2)  Full Legal Name of original creditor(s): _____________________________

C.   CLAIM:

     I, _______________________________ , [NAME OF CREDITOR OR AUTHORIZED
     REPRESENTATIVE OF THE CREDITOR], do hereby certify:

     (a) that I am a Creditor of/hold the position of ___________________of the Creditor and have knowledge of all the circumstances connected with the Claim and Post-Filing Claim described herein; and

          The Creditor makes the following Claim for both voting and distribution purposes against the AT&T Canada Companies:

                                                       CLAIM

          AT&T Canada Inc.                     $____________________

          AT&T Canada Corp.                    $____________________

          AT&T Canada Telecom Services
          Company                              $____________________

          AT&T Canada Fibre Company            $____________________

          Metronet Fiber US Inc.               $____________________

          Metronet Fiber Washington Inc.       $____________________

          Netcom Canada Inc.                   $____________________

          TOTAL (Consolidated)                 $____________________


          (CLAIMS IN A FOREIGN CURRENCY ARE TO BE CONVERTED TO CANADIAN DOLLARS AT THE BANK OF CANADA CLOSING RATE OF EXCHANGE AS AT OCTOBER 11, 2002. U.S. EXCHANGE RATE CONVERSION ON SUCH DATE WAS 1.5869.)

D.   PARTICULARS OF CLAIM:

     The Particulars of the undersigned's total Claim are attached.

     (PROVIDE FULL PARTICULARS OF THE CLAIM AND SUPPORTING DOCUMENTATION, INCLUDING AMOUNT, DESCRIPTION OF TRANSACTION(S) OR AGREEMENT(S) GIVING RISE TO THE CLAIM, NAME OF ANY GUARANTOR(S) WHICH HAS GUARANTEED THE CLAIM, AND AMOUNT OF CLAIM ALLOCATED THERETO, DATE AND NUMBER OF ALL INVOICES, PARTICULARS OF ALL CREDITS, DISCOUNTS, ETC. CLAIMED).

     This Proof of Claim must be returned to and received by the Monitor by 5:00 P.M. (TORONTO TIME) ON THE CLAIMS BAR DATE (DECEMBER 23, 2002) at the following address:

KPMG Inc.
In its capacity as Monitor of
AT&T Canada Inc., AT&T Canada Corp.,
AT&T Canada Telecom Services Company,
AT&T Canada Fibre Company, Metronet Fiber US Inc.,
Metronet Fiber Washington Inc. and Netcom Canada Inc.
Commerce Court West
Suite 3300, 199 Bay Street
Toronto, Ontario
M5L 1B2

Attention: Michael G. Stewart

Tel: (416) 777-3947
Fax: (416) 777-3364


     Dated at __________________ this ________ day of _____________, 2002.


                                      Per: _____________________________________
                                           A.S.O.

                                                       Court File No: 02-CL-4715

IN THE MATTER OF THE COMPANIES' CREDITORS ARRANGEMENT ACT, R.S.C. 1985,
c. C-36, AS AMENDED

IN THE MATTER OF A PLAN OF COMPROMISE OR ARRANGEMENT OF AT&T CANADA INC., AT&T CANADA CORP., AT&T CANADA TELECOM SERVICES COMPANY, AT&T CANADA FIBRE COMPANY, METRONET FIBER US INC., METRONET FIBER WASHINGTON INC. AND NETCOM CANADA INC.

--------------------------------------------------------------------------------

                                     ONTARIO
                            SUPERIOR COURT OF JUSTICE

                         Proceeding commenced at Toronto

================================================================================

                                      ORDER

================================================================================


                    OSLER, HOSKIN & HARCOURT LLP
                    Box 50, 1 First Canadian Place
                    Toronto, Ontario, Canada M5X 1B8

                    Lyndon A.J. Barnes (LSUC #13350D)
                    Tel: (416) 862-6679

                    Frederick L. Myers LSUC#: 26301A
                    Tel: (416) 862-6757

                    Fax: (416) 862-6666

                    Solicitors for the Applicants

                                                                      F. 1029193